FILE NO: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact name of Trust: VOYAGEUR UNIT INVESTMENT TRUST, Series 8

B.   Name of Depositor: VOYAGEUR FUND MANAGERS, INC.

C.   Complete address of Depositor's principal executive offices:

     90 South Seventh Street, Suite 4400
     Minneapolis, Minnesota 55402

D.   Name and complete address of agents for service:

     VOYAGEUR FUND MANAGERS, INC.            CHAPMAN AND CUTLER
     Attention:  Thomas J. Abood             Attention:  Mark J. Kneedy
     Senior Vice President                   111 West Monroe Street
     90 South Seventh Street, Suite 4400     Chicago, Illinois  60603
     Minneapolis, Minnesota  55402

E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee: $0.00

H.   Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT / / Check box if it is proposed that this filing will become effective pursuant to Rule 487

================================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                         VOYAGEUR UNIT INVESTMENT TRUST
                                    SERIES 8
                              CROSS REFERENCE SHEET

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

                      FORM N-8B-2                          FORM S-6
                      ITEM NUMBER                      HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)  Name of trust                                  )
      (b)  Title of securities issued                     )   Prospectus Front Cover Page

2.    Name and address of Depositor                       )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

3.    Name and address of Trustee                         )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

4.    Name and address of principal                       )   Underwriting
        underwriter                                       )

5.    Organization of trust                               )   Introduction

6.    Execution and termination of                        )   Introduction
        Trust Indenture and Agreement                     )   Trust Administration

7.    Changes of Name                                     )   *

8.    Fiscal year                                         )   *

9.    Material Litigation                                 )   *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding                     )   Introduction
          trust's securities and rights                   )   Rights of Unitholders
          of security holders                             )   The Fund
                                                          )   Trust Administration

11.     Type of securities comprising                     )   Introduction
          units                                           )   The Fund
                                                          )   The Trusts

12.     Certain information regarding                     )   *
          periodic payment certificates                   )

13.     (a)  Load, fees, charges and                      )   Introduction
          expenses                                        )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering
                                                          )   Trust Information
                                                          )   Trust Administration

        (b)  Certain information regard-                  )   *
               ing periodic payment plan                  )
               certificates                               )

        (c)  Certain percentages                          )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering

        (d)  Certain other fees,                          )   Public Offering
               expenses or charges                        )   Trust Administration
               payable by holders                         )   Trust Operating Expenses

        (e)  Certain profits to be                        )   Public Offering
               received by depositor,                     )   Underwriting

               principal underwriter,                     )   The Trusts
               trustee or affiliated persons              )   Trust Operating Expenses

        (f)  Ratio of annual charges                      )   *
               to income                                  )

14.     Issuance of trust's securities                    )   The Fund

15.     Receipt and handling of payments                  )   *
          from purchasers                                 )

16.     Acquisition and disposition of                    )   Introduction
          underlying securities                           )   Rights of Unitholders
                                                          )   Trust Administration

17.     Withdrawal or  redemption                         )   Rights of Unitholders
                                                          )   Trust Administration

18.     (a)  Receipt and disposition                      )   Introduction
          of income                                       )   Rights of Unitholders

        (b)  Reinvestment of distribu-                    )   Rights of Unitholders
               tions                                      )

        (c)  Reserves or special funds                    )
                                                          )   Trust Administration

        (d)  Schedule of distributions                    )   Summary of Essential Financial Information

19.     Records, accounts and reports                     )   Rights of Unitholders
                                                          )   Trust Administration

20.     Certain miscellaneous provisions                  )   Trust Administration
          of trust agreement                              )

21.     Loans to security holders                         )   *

22.     Limitations on liability                          )

                                                          )   Trust Administration

23.     Bonding arrangements                              )   *

24.     Other material provisions of                      )   *
          trust indenture or agreement                    )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor                         )   Trust Administration

26.     Fees received by Depositor                        )   Trust Administration

27.     Business of Depositor                             )   Trust Administration

28.     Certain information as to                         )
          officials and affiliated                        )   *
          persons of Depositor                            )

29.     Companies owning securities of                    )   *
          Depositor                                       )

30.     Controlling persons of Depositor                  )   *

31.     Compensation of Directors                         )   *

32.     Compensation of Directors                         )   *

33.     Compensation of Employees                         )   *

34.     Compensation to other persons                     )   Public Offering

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's                           )   Rights of Unitholders
          securities                                      )

36.     Suspension of sales of trust's                    )   *
          securities                                      )

37.     Revocation of authority to                        )   *
          distribute                                      )

38.     (a)  Method of distribution                       )

        (b)  Underwriting agreements                      )   Underwriting

        (c)  Selling agreements                           )

39.     (a)  Organization of principal                    )
               underwriter                                )
                                                          )   Trust Administration

        (b)  N.A.S.D. membership by                       )
               principal underwriter                      )

40.     Certain fees received by                          )   *
          principal underwriter                           )

41.     (a)  Business of principal                        )   Trust Administration
          underwriter                                     )

        (b)  Branch offices of principal                  )   *
          underwriter                                     )

        (c)  Salesmen of principal                        )   *
          underwriter                                     )

42.     Ownership of securities of the                    )   *
          trust                                           )

43.     Certain brokerage commissions                     )
          received by principal                           )   *
          underwriter                                     )

44.     (a)  Method of valuation                          )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering
                                                          )   Trust Administration
                                                          )   Rights of Unitholders

        (b)  Schedule as to offering                      )   *
               price                                      )

        (c)  Variation in offering price                  )   Public Offering
               to certain persons                         )

45.     Suspension of redemption rights                   )   Rights of Unitholders

46.     (a)  Redemption valuation                         )   Rights of Unitholders
                                                          )   Trust Administration

        (b)  Schedule as to redemption                    )   *
          price                                           )

47.     Purchase and sale of interests                    )

          in underlying securities                        )   Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of                    )   Trust Administration
          trustee                                         )
49.     Fees and expenses of trustee                      )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

50.     Trustee's lien                                    )   Trust Administration

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's                   )
          securities                                      )   *

                            VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-                   )
               ment with respect to                       )
               replacement or elimi-                      )   The Fund
               nation of portfolio                        )
               securities                                 )

        (b)  Transactions involving                       )
               elimination of underlying                  )   *
               securities                                 )

        (c)  Policy regarding substitu-                   )   Trust Administration
               tion or elimination of                     )
               underlying securities                      )

        (d)  Fundamental policy not                       )   *
               otherwise covered                          )

53.     Tax status of trust                               )   Tax Status
                                                          )   The Trusts

                   VIII. Financial and Statistical Information

54.     Trust's securities during                         )   *
          last ten years                                  )

55.                                                       )
                                                          )

56.     Certain information regarding                     )   *
                                                          )

57.     Periodic payment certificates                     )

58.                                                       )

59.     Financial statements (Instruc-                    )   Other Matters
          tions 1(c) to Form S-6)                         )

----------------------------------

*    Inapplicable, omitted, answer negative or not required



                  Preliminary Prospectus Dated February 20, 1997

                    VOYAGEUR UNIT INVESTMENT TRUST, SERIES 8

                     ILLINOIS BIG TEN EQUITY TRUST, SERIES 4
                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 5
                     MISSOURI BIG TEN EQUITY TRUST, SERIES 4

--------------------------------------------------------------------------------
1,000,000 units

                                                       (A Unit Investment Trust)
--------------------------------------------------------------------------------

     The final Prospectus for Voyageur Unit Investment Trust, Series 7, Illinois Big Ten Equity Trust, Series 3, Minnesota Big Ten Equity Trust, Series 4 and Missouri Big Ten Equity Trust, Series 3 ("Series 7") is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the final Prospectus for Series 7 will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series will be different since each Series has a unique Portfolio. Accordingly the information contained in Series 7 should be considered as being intended for informational purposes only.

     A registration statement relating to the units of the above stated Series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained in this registration statement is subject to completion or amendment. Such Units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This final Prospectus for Series 7 shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     (Incorporated herein by reference is the final prospectus from Voyageur Unit Investment Trust Series 7 (Registration No. 333-16217) as filed on January 7, 1997, which shall be used as a preliminary prospectus for the current Series of the Fund.)


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Standard Terms and Conditions of Trust for Voyageur Equity Trust, Series 1 and subsequent Series (incorporated by reference to Amendment No. 3 to Form S-6 [File No. 33-62179] as filed on January 3, 1996).

1.2  Form of Trust Agreement (to be supplied by amendment).

2. Opinion and consent of counsel as to legality of securities being registered including a consent to the use of its name under the headings "Taxation" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered (to be supplied by amendment).

3.   None.

4. Written consent of Investors Fiduciary Trust Company (to be supplied by amendment).

5. Financial Data Schedules filed hereto electronically as Exhibit 27 pursuant to Rule 401 of Regulation S-T (to be supplied by amendment).

6.   Written consent of KPMG Peat Marwick LLP (to be supplied by amendment).


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Voyageur Unit Investment Trust, Series 8, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 20th day of February, 1997.

                              VOYAGEUR UNIT INVESTMENT TRUST,
                                SERIES 8 (Registrant)

                              By:  Voyageur Fund Managers, Inc.
                                   (Depositor)

                              By/s/ THOMAS J. ABOOD
                                ---------------------
                                Senior Vice President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on February 20, 1997.

     SIGNATURE                                    TITLE

MICHAEL E. DOUGHERTY                        Chairman of the Board
--------------------                          and Director
Michael E. Dougherty

JOHN G. TAFT                                Chief Executive Officer
--------------------                           and Director
John G. Taft

EDWARD J. KOHLER
--------------------
Edward J. Kohler                            Director

FRANK C. TONNEMAKER
--------------------
Frank C. Tonnemaker                         Director

JANE M. WYATT
--------------------
Jane M. Wyatt                               Director

                                                            /s/THOMAS J. ABOOD
                                                            --------------------
                                                               Thomas J. Abood

     Thomas J. Abood signs this document pursuant to a Power of Attorney filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of Voyageur Tax-Exempt Trust, Series 5 (file No. 33-62681) and the same is incorporated herein by this reference.